Exhibit (a)(1)(A)
Lear Corporation
Offer to Purchase for Cash
Any and All Outstanding:
Zero-Coupon Convertible Senior Notes Due 2022
(CUSIP No. 521865 AG 0)
and
Solicitation of Consents for
Amendments to the Related Indenture

This tender offer and consent solicitation will expire at midnight, New York City time, on June 13, 2006, unless extended by the Company (such time and date, as the same may be extended, the “Expiration Date”).

     Lear Corporation, a Delaware corporation (the “Company,” “we,” “us” or “our”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (this “Offer to Purchase”) and the accompanying Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”), any and all of its outstanding Zero-Coupon Convertible Senior Notes due February 20, 2022 (the “Notes”) at a purchase price equal to $475 per $1,000 principal amount at maturity of the Notes. As of May 16, 2006, there was $640.0 million aggregate principal amount at maturity of Notes outstanding, with an aggregate accreted value as of that date of approximately $305.4 million.
     Concurrently with this offer to purchase the Notes, the Company is soliciting, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Consent and Letter of Transmittal, consents from the registered holders of Notes to adopt the proposed amendments to the indenture governing the Notes to eliminate specified covenants and to modify other related provisions of the indenture (the “Proposed Amendments”). The Company is not offering any separate or additional payment for the consents to the Proposed Amendments.
     This tender offer is conditioned upon receipt of consents to the Proposed Amendments from holders of at least a majority in aggregate principal amount of Notes outstanding on or prior to the Expiration Date, as well as the other conditions discussed under the heading “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer,” being satisfied or waived on or prior to the Expiration Date.
     This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or any related documents. Any representation to the contrary is a criminal offense.

     The dealer manager and the solicitation agent for the tender offer and consent solicitation is:
Merrill Lynch & Co.
May 16, 2006

IMPORTANT INFORMATION
     This Offer to Purchase and the accompanying Consent and Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer and the consent solicitation. Under the terms of this Offer to Purchase and the Consent and Letter of Transmittal, the completion, execution and delivery of the Consent and Letter of Transmittal and any additional documents required thereby by a holder of Notes in connection with the tender of Notes prior to midnight, New York City time, on or prior to the Expiration Date will be deemed to constitute the consent of that tendering holder to the Proposed Amendments to the indenture governing the Notes and will entitle the tendering holder to receive the purchase price with respect to the Notes.
     The purpose of the tender offer and the related consent solicitation is to acquire all of the outstanding Notes and to eliminate certain provisions of the indenture governing the Notes.
     Holders may not (1) tender their Notes without delivering the related consents or (2) deliver consents without tendering the related Notes. Notes tendered may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date. A valid withdrawal of Notes will render the corresponding consents defective. Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes. Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents defective.
     The Company’s obligation to accept for purchase and pay for Notes validly tendered and not withdrawn in the tender offer is conditioned upon (1) the receipt of consents to the Proposed Amendments from holders of at least a majority in aggregate principal amount of Notes outstanding, which we refer to as the “Requisite Consents,” and (2) the satisfaction or waiver, on or prior to the Expiration Date, of the other conditions to the tender offer set forth herein. See “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer.” If any of the conditions to the tender offer are not satisfied or waived by the Company on or prior to the Expiration Date, the Company will not be obligated to accept for purchase or to pay for any of the Notes and any Notes that were previously tendered will be returned to the tendering holders.
     Subject to applicable law, the Company reserves the right (1) to waive any and all conditions to the tender offer, including the Requisite Consents condition, (2) to extend or terminate the tender offer and consent solicitation or (3) to otherwise amend the tender offer and consent solicitation in any respect.
     Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of the extension or amendment) and applicable law, promptly following the Expiration Date, the Company will purchase, by accepting for purchase, and will pay for all Notes validly tendered (and not validly withdrawn) pursuant to the tender offer, which payment will be made by the deposit of immediately available funds by the Company with Global Bondholder Services Corporation, the depositary for the tender offer.
     In the event that the tender offer is withdrawn or otherwise not completed, the purchase price with respect to the tender offer will not be paid or become payable to holders of Notes who have validly tendered their Notes in connection with the tender offer. In any such event, any Notes previously tendered in the tender offer will be promptly returned to the tendering holder in accordance with Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     Any holder desiring to tender Notes and deliver consents should either (1) complete and sign the Consent and Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions set forth therein and mail or deliver a manually signed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with the certificates evidencing the Notes (or confirmation of the transfer of the Notes in the account of the depositary with The Depository Trust Company (“DTC”)

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pursuant to the procedures for book-entry transfer set forth herein) and any other documents required by the Consent and Letter of Transmittal (or an Agent’s Message (as defined below) in the case of book-entry transfer) to the depositary, (2) request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the holder of Notes or (3) follow the procedures summarized below for tendering Notes and delivering consents through the DTC Automated Tender Offer Program (“ATOP”). Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact their broker, dealer, commercial bank, trust company or other nominee if they desire to tender Notes pursuant to the tender offer (and thereby deliver consents pursuant to the consent solicitation) so registered. A Letter of Instruction is included in the solicitation materials provided along with this Offer to Purchase that may be used by a beneficial owner in this process to effect a tender. See “The Tender Offer and Consent Solicitation—Procedures for Tendering Notes and Delivering Consents.”
     Tenders of Notes may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date by following the procedures set forth under “The Tender Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights.”
     Holders who do not tender their Notes for repurchase pursuant to the tender offer or who withdraw their Notes on or prior to the Expiration Date will continue to hold Notes pursuant to the terms of the indenture governing the Notes. The Notes will continue to be convertible into the Company’s common stock at a rate of 7.5204 shares of common stock per $1,000 principal amount at maturity, subject to the existing limitations under the indenture. If the Requisite Consents are received and the Proposed Amendments become operative, the Proposed Amendments will be binding on all non-tendering holders of the Notes. Therefore, the adoption of the Proposed Amendments may have adverse consequences for holders of Notes who elect not to tender their Notes in the tender offer. See “Significant Consequences to Non-Tendering Holders” and “Certain United States Federal Income Tax Consequences” for discussions of certain factors that should be considered in evaluating the tender offer.
     This Offer to Purchase constitutes neither an offer to purchase Notes nor a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make an offer or solicitation under applicable securities or blue sky laws. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its subsidiaries or affiliates since the date hereof.
     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, that information or representation may not be relied upon as having been authorized by the Company or the dealer manager.
     None of the Company, the dealer manager, the solicitation agent, the information agent or the depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or consent or refrain from consenting to the Proposed Amendments.
     Questions and requests for assistance or for additional copies of this Offer to Purchase or any other documents related to this tender offer and consent solicitation may be directed to Global Bondholder Services Corporation, the information agent for the tender offer. Any questions concerning the terms of the tender offer or consent solicitation or requests for assistance may be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager and solicitation agent for the tender offer and the consent solicitation at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Beneficial owners of Notes may also contact their brokers, dealers, commercial banks or trust companies through which they hold the Notes with questions and requests for assistance concerning the tender offer and consent solicitation. Any holder or beneficial owner that has questions concerning tender procedures should contact the depositary at one of the addresses or telephone numbers set forth on the back cover of this Offer to Purchase.

SUMMARY TERM SHEET
     The following summary is provided solely for the convenience of the holders of Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specified details contained elsewhere in this Offer to Purchase. Holders are urged to read this Offer to Purchase in its entirety. Each of the capitalized terms used in this Summary Term Sheet and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

The Company	Lear Corporation.

The Notes	Zero-Coupon Convertible Senior Notes due February 20, 2022.

The Tender Offer	The Company hereby offers to purchase any and all of the outstanding Notes for cash at the consideration set forth below, upon the terms and subject to the conditions described in this Offer to Purchase.

The Consent Solicitation	The Company is soliciting consents from the holders of the Notes to the Proposed Amendments to the indenture governing the Notes. Holders of Notes may not (1) tender their Notes without delivering the related consents or (2) deliver consents without tendering the related Notes.

Purchase Price	The consideration for each $1,000 principal amount at maturity of Notes tendered and accepted for payment pursuant to the tender offer shall be $475. In the event that the Company extends the Expiration Date, the Company will pay an additional amount equal to $0.08 per $1,000 of principal amount at maturity of the Notes for each day after June 13, 2006 to and including the Expiration Date, as so extended.

Consent Payment	There is no separate or additional payment for the consents to the Proposed Amendments.

The Expiration Date	The tender offer will expire at midnight, New York City time, on June 13, 2006, unless extended by the Company.

The Proposed Amendments	Specified covenants and certain related provisions in the indenture governing the Notes will be eliminated from the indenture.

Purpose of the Tender Offer and Consent Solicitation	The purpose of the tender offer is to acquire all of the outstanding Notes. The purpose of the consent solicitation is to eliminate specified covenants contained in the indenture governing the Notes. See “Purpose of the Tender Offer and Consent Solicitation.”

Requisite Consents	Validly delivered (and not validly revoked) consents to the Proposed Amendments from holders of Notes representing at least a majority of the aggregate principal amount of Notes then outstanding.

Withdrawal Rights	Tenders of Notes may be withdrawn and consents may be revoked at any time on or before the Expiration Date, but not thereafter, by following the procedures described herein. No consideration shall be payable in respect of Notes so withdrawn. A valid withdrawal of Notes will render the corresponding consents defective. Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes. Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents defective. See “The Tender Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights.”

Acceptance Date	The date the Company accepts for payment all Notes that are validly tendered in the tender offer following the Expiration Date.

Payment Date	The purchase price for Notes validly tendered and accepted for payment after the Expiration Date of the tender offer will be paid promptly following the Expiration Date. Payment will be made in immediately available (same-day) funds. See “The Tender Offer and Consent Solicitation—Acceptance of Notes for Purchase; Payment for Notes.”

Conditions Precedent to the Tender Offer	Each of the tender offer and the Company’s obligation to purchase and pay for the Notes validly tendered and not withdrawn in the tender offer is conditioned upon the satisfaction or waiver, on or prior to the Expiration Date, of the conditions to the tender offer set forth herein. See “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer.”

Certain Consequences to Holders of Notes Not Tendering	Consummation of the tender offer and the adoption of the Proposed Amendments may have adverse consequences for holders of Notes that elect not to tender Notes in the tender offer, including the following:
•	holders of Notes outstanding after consummation of the tender offer and effectiveness of the Proposed Amendments will not be entitled to the benefit of specified covenants presently contained in the indenture governing the Notes; and

•	the trading market for Notes not tendered in response to the tender offer is likely to be significantly more limited.

For a discussion of certain factors that should be considered in evaluating the tender offer and the consent solicitation, see “Significant Consequences to Non-Tendering Holders” and “Certain United States Federal Income Tax Consequences.”

Procedures for Tendering Notes and Delivering Consents	A beneficial owner whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact its nominee if the beneficial owner desires to tender its Notes and deliver a consent. DTC participants must transmit their acceptance to DTC through ATOP. For further information, call the information agent or the dealer manager at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance. See “The Tender Offer and Consent Solicitation—Procedures for Tendering Notes and Delivering Consents.”

Certain United States Federal Income Tax Consequences	For a summary of certain United States federal income tax consequences of the tender offer and the consent solicitation, see “Certain United States Federal Income Tax Consequences.”

Waivers; Extensions; Amendments; Termination	The Company expressly reserves the right, in its reasonable discretion, subject to applicable law, at any time or from time to time prior to the Expiration Date, to (1) waive any condition to the tender offer and accept all Notes previously tendered pursuant to the tender offer and consent solicitation, (2) extend the Expiration Date and retain all Notes tendered and all consents delivered pursuant to the tender offer and consent solicitation, subject, however, to the withdrawal rights of holders of Notes as described under “The Tender Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights,” (3) amend the terms of the tender offer and consent solicitation in any respect and (4) terminate the tender offer and consent solicitation and not accept for purchase any Notes upon failure of any of the conditions to the tender offer. Any amendment applicable to the tender offer and consent solicitation will apply to all Notes tendered pursuant to the tender offer and consents delivered in the consent solicitation. See “The Tender Offer and Consent Solicitation—Expiration Date; Extension; Termination; Amendments.”

Brokerage Commissions	No brokerage commissions are payable by holders of Notes to the dealer manager, the solicitation agent, the information agent or the depositary. If Notes are held through a nominee, holders should contact their nominee to determine whether any transaction costs are applicable.

Dealer Manager and Solicitation Agent	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Information Agent and Depositary	Global Bondholder Services Corporation.

Trustee	The Bank of New York Trust Company, N.A.

Further Information	Additional copies of this Offer to Purchase and any other documents related to the tender offer and consent solicitation may be obtained by contacting the information agent at its telephone number and address set forth on the back cover of this Offer to Purchase.

ANSWERS TO QUESTIONS YOU MAY HAVE
     The following are answers to some of the questions that you, as a holder of the Notes, may have. We urge you to read the remainder of this Offer to Purchase and the accompanying Consent and Letter of Transmittal carefully because the information in this section is not complete. Additional important information is contained in the remainder of this document and in the other documents delivered with this Offer to Purchase.
Who is offering to buy your Notes and soliciting your consent?
     The Company is offering to purchase the Notes. In connection with its offer to purchase the Notes, the Company is also soliciting consents to amend specified provisions under the indenture pursuant to which the Notes were issued. The mailing address of the Company’s principal executive offices is 21557 Telegraph Road, Southfield, Michigan 48034.
What securities are the subject of this Offer to Purchase and consent solicitation?
     We are offering to purchase, and requesting consents with respect to, all of our outstanding Zero-Coupon Convertible Senior Notes due 2022. As of May 16, 2006, there was outstanding $640.0 million in aggregate principal amount at maturity of the Notes (with an accreted value as of such date of approximately $305.4 million). The Notes were issued under an indenture dated as of February 20, 2002 (as supplemented on August 26, 2004, December 15, 2005 and April 25, 2006) among the Company, the Guarantors defined therein and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as trustee.
Why is the Company offering to purchase your Notes?
     We are offering to purchase your Notes in order to retire the debt associated with the Notes. As part of the offer to purchase your Notes in the tender offer, we are seeking your consent to amend the indenture to eliminate specified covenants contained in the indenture governing the Notes.
What price will you receive for your Notes if you tender them to us?
     We are offering to repurchase your Notes for cash at a repurchase price of $475 per $1,000 of the principal amount at maturity of the Notes. The Notes purchase price of $475 per $1,000 of principal amount at maturity is less than the accreted value of the Notes per $1,000 of principal amount at maturity by $2.22 as of May 16, 2006. In the event that the Company extends the Expiration Date, you will also receive an amount equal to $0.08 per $1,000 of principal amount at maturity of the Notes for each day after June 13, 2006 to and including the Expiration Date, as so extended.
What price will you receive if you consent to the Proposed Amendments?
     We are not offering any separate or additional payments for your consent to the Proposed Amendments to the indenture governing the Notes.
May I consent to the Proposed Amendments without tendering my Notes?
     No. In order to consent to the Proposed Amendments, you must tender your Notes with respect to which the consents relate. You cannot tender your Notes without consenting to the Proposed Amendments.

Will the Company purchase the Notes in the tender offer even if it does not receive the Requisite Consents to the Proposed Amendments?
     Receipt of the Requisite Consents is a condition of the tender offer. The Company, in its sole discretion, may accept tenders even if it does not receive the Requisite Consents. The Company, however, has no obligation to do so.
When do the tender offer and consent solicitation expire?
     You have until midnight, New York City time, on June 13, 2006, to tender your Notes in the tender offer and to consent to the Proposed Amendments to the indenture governing the Notes, unless we choose to extend the tender offer and the consent solicitation. We will make a public announcement if we extend the tender offer and the consent solicitation. See “The Tender Offer and Consent Solicitation — Expiration Date; Extension; Termination; Amendments.”
When will you receive payment for your tendered Notes?
     Subject to the satisfaction or waiver of the conditions of the tender offer, we will pay for the tendered Notes in cash promptly following June 13, 2006, the day on which your right to tender Notes and deliver your consents to the Proposed Amendments expires, if the tender offer and consent solicitation are not extended. If the tender offer and consent solicitation are extended, we will pay for tendered Notes promptly following expiration of the extended tender offer and consent solicitation. We are not offering any separate or additional payments for your consents with respect to the Notes.
Can you withdraw your tendered Notes or revoke your consents?
     Yes. You may withdraw your tendered Notes and/or revoke your consents to the Proposed Amendments at any time before midnight, New York City time, on June 13, 2006, or, if the tender offer and consent solicitation are extended, midnight, New York City time, on that later date. To withdraw your tender and/or revoke your consents, please follow the instructions under “The Tender Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights” in this document. If you withdraw your tendered Notes, you will be deemed to have revoked your consents with respect to the withdrawn Notes. Consents provided in connection with a tender of Notes cannot be revoked without a concurrent valid withdrawal of the related Notes.
How will the Company pay for the tendered Notes?
     The Company intends to pay for the tendered Notes with funds on deposit in a cash collateral account created in connection with its new primary credit facility. The Company has the ability to use such funds to pay for the tendered Notes unless a default or event of default exists under the Company’s primary credit facility. See “Sources and Amount of Funds.”
What happens to your Notes if you do not tender your Notes?
     If you do not tender your Notes, they will remain outstanding according to their terms. You will continue to have the right to convert your Notes into shares of the Company’s common stock, subject to the limitations contained in the indenture governing the Notes. See “The Company—Background of the Notes” in this Offer to Purchase.
     After we purchase Notes under the tender offer, the trading market for the Notes may be significantly more limited, which will adversely affect the liquidity of the Notes. There can be no assurance that any trading market will exist for the Notes following the consummation of the tender offer.

The extent of the trading market for the Notes following the consummation of the tender offer will depend upon, among other things, the remaining outstanding principal amount of the Notes at that time, the number of holders of the Notes remaining at that time and the interest in maintaining a market in the Notes on the part of securities firms.
     If the Proposed Amendments to the indenture governing the Notes are approved by a majority in aggregate principal amount of the Notes outstanding, we will execute, and use our reasonable best efforts to cause the trustee and any other relevant parties to execute, a supplemental indenture giving effect to the Proposed Amendments. See “The Proposed Amendments.”
What are the general federal income tax consequences if you tender your Notes and deliver your consent?
     With respect to U.S. Holders (as defined herein), the receipt of cash in exchange for Notes in the tender offer will be a taxable transaction for federal income tax purposes. You will generally recognize gain or loss on the sale of a Note in an amount equal to the difference between (i) the amount of cash received for the Note, and (ii) your “adjusted tax basis” in the Note at the time of the sale. If you have held the Notes as capital assets, such gain or loss will be capital gain or loss except in certain cases to the extent of accrued “market discount.” In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Notes were held for more than one year. See the summary discussion under the caption “Certain United States Federal Income Tax Consequences” in this document. This Offer to Purchase includes only a summary of the possible tax consequences to you. You should consult with your own tax advisor regarding the actual tax consequences to you.
How do you tender your Notes and deliver your consents?
     To tender your Notes and deliver your consents to the Proposed Amendments, you must carefully follow the instructions in this document and in the accompanying materials. By tendering your Notes, you will be deemed to consent to the Proposed Amendments with respect to the indenture governing the Notes. Persons holding Notes through The Depository Trust Company must follow a different process from those who are themselves the record holders of the Notes. See “The Tender Offer and Consent Solicitation—Procedures for Tendering Notes and Delivering Consents” in this document.
Who can you talk to if you need more information?
     Any questions or requests for assistance or additional copies of this Offer to Purchase or the accompanying Consent and Letter of Transmittal may be directed to the information agent at (866) 857-2200 (toll free) or (212) 430-3774 (collect) or the dealer manager at (888) 654-8637 (U.S. toll free) or (212) 449-4914 (collect). You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning this tender offer.

THE COMPANY
Overview
     The Company is one of the world’s largest automotive interior systems suppliers based on net sales. The Company supplies every major automotive manufacturer in the world, including General Motors, Ford, DaimlerChrysler, BMW, Fiat, PSA, Volkswagen, Hyundai, Renault-Nissan, Mazda, Toyota and Porsche.
     The Company supplies automotive manufacturers with complete automotive seat systems, electrical distribution systems and various electronic products. The Company also supplies automotive interior components and systems, including instrument panels and cockpit systems, headliners and overhead systems, door panels and flooring and acoustic systems.
     The Company was incorporated in 1987 as a corporation organized under the laws of the State of Delaware. The Company’s principal executive offices are located at 21557 Telegraph Road, Southfield, Michigan 48034. The Company’s phone number at that address is (248) 447-1500.
Background of the Notes
     The Company issued $640.0 million aggregate principal amount at maturity of the Notes, yielding gross proceeds of $250.3 million, pursuant to an indenture dated as of February 20, 2002 among the Company, the Guarantors defined therein and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as trustee. The Notes are unsecured and rank equally with the Company’s other unsecured senior indebtedness, including the Company’s other senior notes. Each Note of $1,000 principal amount at maturity was issued at a price of $391.06, representing a yield to maturity of 4.75%.
     Holders may convert their Notes at any time on or before the maturity date at a conversion rate, subject to adjustment, of 7.5204 shares of the Company’s common stock per Note, provided that the average per share price of the Company’s common stock for the 20 trading days immediately prior to the conversion date is at least a specified percentage, beginning at 120% upon issuance and declining 1/2% each year thereafter to 110% at maturity, of the accreted value of the Note, divided by the conversion rate (the “Contingent Conversion Trigger”). The average per share price of the Company’s common stock for the 20 trading days immediately prior to May 16, 2006 was $24.39. As of May 16, 2006, the Contingent Conversion Trigger was $74.88. The Notes are also convertible (1) if the long-term credit rating assigned to the Notes by either Moody’s Investors Service or Standard & Poor’s Ratings Services is below Ba3 or BB-, respectively, or either ratings agency withdraws its long-term credit rating assigned to the Notes, (2) if the Company calls the Notes for redemption or (3) upon the occurrence of other specified events.
     The Company has an option to redeem all or a portion of the Notes for cash at their accreted value at any time on or after February 20, 2007. If the Company were to exercise this option, holders of the Notes could exercise their option to convert the Notes into the Company’s common stock at the conversion rate, subject to adjustment, of 7.5204 shares per Note. Holders have the option to require the Company to purchase any or all of their Notes on each of February 20, 2007, 2012 and 2017, as well as upon the occurrence of a Fundamental Change (as defined in the indenture governing the Notes), at their accreted value on such dates. On August 26, 2004, the Company amended the indenture governing the Notes to require settlement of any repurchase obligation with respect to the Notes for cash only.

PURPOSE OF THE TENDER OFFER AND CONSENT SOLICITATION
     The principal purpose of the tender offer is to acquire all Notes in order to retire the debt associated with the Notes. The principal purpose of the consent solicitation, which is being made in connection with the tender offer, is to obtain your consents to amend the indenture under which the Notes were issued to eliminate specified covenants contained in the indenture (the “Consents”).
SOURCES AND AMOUNT OF FUNDS
     On April 25, 2006, the Company entered into a $2.7 billion Amended and Restated Credit and Guarantee Agreement by and among the Company, Lear Canada, certain foreign subsidiary borrowers, JPMorgan Chase Bank, N.A., as general administrative agent, and the other agents and lenders party thereto (the “New Credit Agreement”), which provides for maximum revolving borrowing commitments of $1.7 billion and a term loan facility of $1.0 billion. The New Credit Agreement replaced the Company’s prior primary credit facility. The $1.7 billion revolving credit facility matures on March 23, 2010, and the $1.0 billion term loan facility matures on April 25, 2012.
     The Company’s obligations under the New Credit Agreement are secured by a pledge of all or a portion of the capital stock of its significant domestic subsidiaries and first-tier foreign subsidiaries, are partially secured by a security interest in substantially all of the assets of the Company and certain of its significant domestic subsidiaries and are guaranteed by certain of the Company’s subsidiaries that also guarantee its obligations under its outstanding senior notes. Borrowings under the New Credit Agreement bear interest at a base rate or LIBOR plus a percentage spread ranging from 0% to a maximum of 2.75% depending on the type of loan and/or currency and the Company’s credit rating or leverage ratio.
     Of the $1.0 billion proceeds under the term loan facility, $400.0 million was used to repay the term loan facility under the Company’s prior primary credit facility, $516.5 million was placed in cash collateral accounts for the purpose of refinancing or repurchasing a portion of the Company’s outstanding senior notes, including the Notes, and the remainder will be used for general corporate purposes. The Company intends to use funds from the cash collateral account created for the Notes to finance the tender offer described herein. The Company will need approximately $304.0 million to purchase all of the Notes. The Company’s ability to utilize the funds in the cash collateral account for the tender offer is subject to there being no default or event of default under the New Credit Agreement.
     From time to time after ten business days following the termination of the tender offer, the Company or its affiliates may acquire Notes, if any, that remain outstanding, whether or not the tender offer is consummated, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the tender offer and could be for cash or other consideration. Alternatively, subject to the provisions of the Notes and the indenture governing the Notes, the Company may choose to redeem the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company or its affiliates will pursue.

THE TENDER OFFER AND CONSENT SOLICITATION
Principal Terms of the Tender Offer and the Consent Solicitation
     The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Consent and Letter of Transmittal, any and all of its outstanding Notes validly tendered and not validly withdrawn for a purchase price equal to $475 per $1,000 of the principal amount at maturity of the Notes.
     Concurrently with this tender offer, the Company is also soliciting, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Consent and Letter of Transmittal, Consents to the adoption of the Proposed Amendments to the indenture governing the Notes. The Company is not offering any separate or additional payment for the Consents. Pursuant to the terms of the indenture governing the Notes, the Proposed Amendments require the receipt of the Requisite Consents.
     If the Requisite Consents with respect to the Notes are received, the Proposed Amendments will be binding on all holders of the Notes and their transferees, regardless of whether a holder has consented to the Proposed Amendments.
     Under the terms of this Offer to Purchase and the Consent and Letter of Transmittal, the completion, execution and delivery of the Consent and Letter of Transmittal and any additional documents required thereby by a holder of Notes in connection with the tender of Notes prior to midnight, New York City time, on the Expiration Date will be deemed to constitute the delivery of Consents to the Proposed Amendments by that tendering holder with respect to such holder’s Notes and will entitle the tendering holder to receive the applicable purchase price for the Notes.
     Holders may not (1) tender their Notes without delivering the related Consents or (2) deliver Consents without tendering Notes. Notes tendered may be withdrawn and Consents may be revoked at any time on or prior to the Expiration Date. A valid withdrawal of Notes will render the corresponding Consents defective. Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes. Accordingly, a purported revocation of Consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related Consents defective.
     The Company’s obligation to accept for purchase and pay for the Notes validly tendered and not withdrawn in the tender offer is conditioned upon the satisfaction or waiver of the conditions to the tender offer set forth herein on or prior to the Expiration Date. See “—Conditions to the Tender Offer.” If the Requisite Consents condition or any other condition to the tender offer is not satisfied or waived by the Company on or prior to the Expiration Date, the Company will not be obligated to accept for purchase or to pay for any Notes with respect to the tender offer and any Notes previously tendered in the tender offer will be returned to the tendering holders. The Company, however, may accept tenders even if it does not receive the Requisite Consents. Under Rule 13e-4(f)(5) promulgated under the Exchange Act, the Company must pay the consideration offered or return the Notes tendered promptly after termination or withdrawal of the tender offer.
     Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of that extension or amendment) and applicable law, promptly following the Expiration Date, the Company will accept for purchase and pay for all Notes validly tendered (and not validly withdrawn) pursuant to the tender offer, which payment will be made by the deposit of immediately available funds by the Company with the depositary.
     The Proposed Amendments to the indenture governing the Notes would delete in their entirety certain sections of the indenture. See “The Proposed Amendments.” Pursuant to the terms of the indenture governing the Notes, upon receipt of the Requisite Consents, the Company intends to enter into, and to use its reasonable best efforts to cause the trustee and any other necessary parties to enter into, a supplemental indenture (the “Supplemental Indenture”) to effect the Proposed Amendments with respect to the indenture governing the Notes. The Supplemental Indenture will not become operative unless and until the Company receives the Requisite Consents with respect to the indenture governing the Notes and accepts the Notes for purchase pursuant to the tender offer (such date, the “Amendment Effectiveness Date”). With respect to the indenture governing the Notes, if the Requisite Consents under the indenture are received and the Proposed Amendments with respect to the indenture become operative, such Proposed Amendments will be binding on all non-tendering holders of Notes issued pursuant to the indenture governing the Notes. Therefore, the adoption of the Proposed Amendments may have adverse consequences for holders of Notes who elect not to tender their Notes in the tender offer.
     Tenders of Notes may be withdrawn and Consents may be revoked at any time on or prior to the Expiration Date by following the procedures set forth under “The Tender Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights.”
     Holders who do not tender their Notes for purchase pursuant to the tender offer or who withdraw their Notes on or prior to the Expiration Date will continue to (1) hold Notes pursuant to the terms of the indenture governing the Notes and (2) have the right, subject to the conditions specified in the indenture governing the Notes, to convert the Notes into shares of the Company’s common stock. The average price per share of the Company’s common stock for the 20 trading days immediately prior to May 16, 2006 was $24.39. The Contingent Conversion Trigger as of May 16, 2006 was $74.88. For additional information on the recent stock price of the Company’s common stock, see “Market Price Information.”
     The Notes purchased in the tender offer will cease to be outstanding and will be delivered to the trustee for cancellation immediately after such purchase. After we purchase Notes in the tender offer, the trading market for the Notes may be significantly more limited, which may adversely affect the liquidity of the Notes. There can be no assurance that any trading market will exist for the Notes following the consummation of the tender offer. The extent of the trading market for the Notes following the consummation of the tender offer will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of holders of Notes remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms.
     If less than all of the principal amount of Notes held by a holder is tendered and accepted pursuant to the tender offer, the Company will issue, and the trustee will authenticate and deliver to or on the order of the holder thereof, at the expense of the Company, new Notes of authorized denominations, in a principal amount at maturity equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Expiration Date.
Acceptance of Notes for Purchase; Payment for Notes
     Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms of any such extension or amendment) and subject to applicable law, holders of Notes that tender their Notes (and do not properly withdraw such tenders) in the tender offer and thereby deliver their Consents to the Proposed Amendments on or prior to the Expiration Date, will be entitled to receive the purchase price for such Notes. Following the Expiration Date, upon the terms and subject to the conditions of the tender offer, the Company will accept for purchase and pay for such Notes promptly following the date on which such Notes are accepted for payment. The Company expressly reserves the right, in its reasonable discretion, to delay acceptance for purchase of Notes tendered under the tender offer or the payment for Notes accepted for purchase pursuant to the tender offer (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the Notes deposited by or on behalf of the holders of Notes promptly after the termination or withdrawal of the tender offer) if any of the conditions set forth below under “—Conditions to the Tender Offer” shall not have been satisfied or waived by the Company on or prior to the

Expiration Date or in order to comply in whole or in part with any applicable law, in either case, by oral or written notice of such delay to the depositary. In all cases, payment for Notes accepted for purchase pursuant to the tender offer will be made only after timely receipt by the depositary of Notes (or confirmation of book-entry transfer thereof), a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) and any other documents required thereby.
     For purposes of the tender offer, the Company will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived such defect) if, as and when the Company gives oral or written notice thereof to the depositary. Payment for Notes accepted for purchase in the tender offer will be made by the Company by depositing such payment, in immediately available funds, with the depositary, which will act as agent for the tendering holders for the purpose of receiving the purchase price and transmitting the same to such holders. The Company will notify the depositary as to which Notes tendered on or prior to the Expiration Date are accepted for purchase and payment pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, delivery of the purchase price will be made by the depositary promptly after receipt of funds for the payment of such Notes by the depositary.
     Tenders of Notes and the accompanying delivery of Consents pursuant to the tender offer will be accepted only in principal amounts at maturity of $1,000 or integral multiples thereof (provided that no single Note may be repurchased in part unless the principal amount of such Note to be outstanding after such repurchase is equal to $1,000 at maturity or an integral multiple thereof).
     If, for any reason, acceptance for purchase of or payment for validly tendered Notes pursuant to the tender offer is delayed, or the Company is unable to accept for purchase or to pay for validly tendered Notes pursuant to the tender offer, then the depositary may, nevertheless, on behalf of the Company, retain tendered Notes, without prejudice to the rights of the Company described under “—Expiration Date; Extension; Termination; Amendments” and “—Conditions to the Tender Offer” and “—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights,” but subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the Notes tendered promptly after the termination or withdrawal of the tender offer.
     If any tendered Notes are not accepted for purchase for any reason pursuant to the terms and conditions of the tender offer, or if certificates are submitted evidencing more Notes than are tendered, certificates evidencing unpurchased Notes will be returned, without expense, to the tendering holder (or, in the case of Notes tendered by book-entry transfer, into the depositary’s account at DTC pursuant to the procedures set forth under the caption “—Procedures for Tendering Notes and Delivering Consents—Tender of Notes Held Through DTC; Book-Entry Transfer” below, such Notes will be credited to an account maintained at DTC, designated by the participant therein who so delivered such Notes), unless otherwise requested by such holder under “Special Delivery Instructions” in the Consent and Letter of Transmittal, promptly following the Expiration Date.
     No alternative, conditional or contingent tenders will be accepted. A tendering holder, by execution of a Consent and Letter of Transmittal (or a manually signed facsimile thereof), waives all right to receive notice of acceptance of such holder’s Notes for purchase.
     Under no circumstances will any interest be payable because of any delay by the depositary in the transmission of funds to the holders of purchased Notes or otherwise.
     Tendering holders of Notes purchased in the tender offer will not be obligated to pay brokerage commissions or fees or to pay transfer taxes with respect to the purchase of their Notes unless the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Consent and Letter of Transmittal has been completed, as described in the instructions thereto. The Company will pay all other charges and expenses in connection with the tender offer. See “Dealer Manager and Solicitation Agent” and “Information Agent and Depositary.”

Procedures for Tendering Notes and Delivering Consents
     The tender of Notes on or before the Expiration Date pursuant to the tender offer and in accordance with the procedures described below will be deemed to constitute the delivery of a Consent with respect to the Notes tendered. Holders of Notes may not deliver Consents without tendering their Notes in the tender offer.
     Tender of Notes Held Through DTC; Book-Entry Transfer. The depositary will seek to establish accounts with respect to the Notes at DTC for the purpose of the tender offer within two New York Stock Exchange trading days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Notes by causing DTC to transfer such Notes into the depositary’s account in accordance with DTC’s procedure for such transfer.
     The depositary and DTC have confirmed that the tender offer is eligible for ATOP. To effectively tender Notes that are held through DTC, DTC participants must electronically transmit their acceptance through ATOP, and DTC will then verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. The Agent’s Message must be received on or before the Expiration Date to effectively deliver Consents. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.
     The term “Agent’s Message” means a message transmitted by DTC and received by the depositary and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC tendering Notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the tender offer and Consent and Letter of Transmittal and that the Company may enforce such agreement against such participant.
     The method of delivery of Notes and other documents to the depositary, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the holder of Notes, and delivery will be deemed made when actually received by the depositary. Instead of effecting delivery by mail, it is recommended that tendering and consenting holders of Notes use an overnight or hand delivery service. If such delivery is by mail, it is recommended that holders of Notes use registered mail, validly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure delivery to the depositary before the Expiration Date.
     Tendering holders that transmit their acceptance through ATOP shall be deemed to have consented to the Proposed Amendments if received on or before the Expiration Date.
     Payment of Purchase Price. Tendering holders should indicate to DTC the name and address to which payment of the cash consideration and/or certificates evidencing Notes not accepted for purchase, each as appropriate, are to be issued or sent, if different from the name and address of the person transmitting such acceptance through ATOP. In the case of issuance in a different name, the employer identification or Social Security number of the person named must also be indicated and a Substitute Form W-9, or in the case of a tendering Non-U.S. Holder (as defined herein), an applicable IRS Form W-8, for such recipient must be completed. If no such instructions are given, such payment of the cash consideration or Notes not accepted for purchase, as the case may be, will be made or returned, as the case may be, to the holder of Notes tendered. Persons who are beneficial owners of Notes but are not holders of Notes and who seek to tender Notes and deliver Consents should (a) contact the holder of such Notes and instruct such holder to tender and consent on its behalf or (b) effect a record transfer of such Notes from the holder to such beneficial owner and comply with the requirements applicable to holders for tendering Notes before the Expiration Date. Any Notes validly tendered before the Expiration Date accompanied by a validly transmitted Agent’s Message for such Notes will be transferred of record by the registrar as of the Expiration Date at the discretion of the Company, subject to the satisfaction or waiver of the conditions in this Offer of Purchase.

     Determination of Validity. All questions as to the form of all documents and the validity (including the time of receipt), eligibility, acceptance and withdrawal of tendered Notes and delivered Consents will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company expressly reserves the absolute right (1) to reject any and all tenders or Consents not in proper form and to determine whether the acceptance of or payment by it for such tenders or Consents would be unlawful and (2) subject to applicable law, to waive or amend any of the conditions to the tender offer or to waive any defect or irregularity in the tender of any of the Notes or the delivery of any Consents. None of the Company, the dealer manager, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. No tender of Notes or delivery of Consents will be deemed to have been validly made until all defects and irregularities with respect to such Notes or Consents have been cured or waived. Any Notes received by the depositary that are not validly tendered and as to which irregularities have not been cured or waived will be returned by the depositary to the appropriate tendering holder as soon as practicable. Interpretation of the terms and conditions of the tender offer will be made by the Company in its sole discretion and will be final and binding on all parties.
Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights
     Tenders of Notes made on or prior to the Expiration Date may be properly withdrawn at any time on or prior to the Expiration Date but not thereafter, unless otherwise required by law. A valid withdrawal of tendered Notes effected on or prior to the Expiration Date will constitute the concurrent valid revocation of such holder’s related Consents. Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes. Accordingly, a purported revocation of such Consents without a concurrent valid withdrawal of the related Notes will not render the tender of the Notes or the related Consents defective. For a withdrawal of Notes to be proper, a holder must comply fully with the withdrawal procedures set forth below.
     Holders who wish to exercise their right to withdrawal with respect to the tender offer and consent solicitation must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission (or an electronic ATOP transmission notice of withdrawal in the case of DTC participants), which notice must be received by the depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In order to be valid, a notice of withdrawal must (1) specify the name of the person who tendered the Notes to be withdrawn, (2) state the name in which the Notes are registered (or, if tendered by book-entry transfer, the name of the DTC participant whose name appears on the security position listing as the owner of such Notes), if different from that of the person who tendered the Notes to be withdrawn, (3) contain the description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount at maturity represented by such Notes and (4) be signed by the holder of such Notes in the same manner as the original signature on the Consent and Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), if any, or be accompanied by (a) documents of transfer sufficient to have the trustee register the transfer of the Notes into the name of the person withdrawing such Notes and (b) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such holder. If the Notes to be withdrawn have been delivered or otherwise identified to the depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the tender offer and will constitute the concurrent valid revocation of such holder’s Consents.

     Withdrawal of Notes (and the accompanying revocation of Consents) can only be accomplished in accordance with the foregoing procedures.
     Notes properly withdrawn may thereafter be re-tendered (and Consents thereby re-given) at any time on or prior to the Expiration Date by following the procedures described under “—Procedures for Tendering Notes and Delivering Consents.”
     All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the depositary, the dealer manager, the information agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.
     The Notes are obligations of the Company and are governed by the indenture under which the Notes were issued. There are no appraisal or other similar statutory rights available to holders of Notes in connection with the tender offer.
Conditions to the Tender Offer
     The Company’s obligation to accept for purchase and to pay for Notes validly tendered and not validly withdrawn in the tender offer is conditioned upon the satisfaction or waiver of the conditions set forth below. The Company may waive any of the conditions of the tender offer, in whole or in part, at any time and from time to time on or prior to the Expiration Date.
     Subject to Rule 14e-1(c) under the Exchange Act and notwithstanding any other provision of the tender offer and consent solicitation and in addition to (and not in limitation of) the Company’s rights to terminate, extend and/or amend the tender offer and consent solicitation in its reasonable discretion, the Company shall not be required to accept for purchase, or to pay for, any tendered Notes if:
     (1) on or prior to the Expiration Date, the Company has not received Consents to the Proposed Amendments from holders of at least a majority in aggregate principal amount of the Notes outstanding;
     (2) the Company is unable to use funds from its cash collateral account to pay for the tendered Notes because a default or event of default exists under the New Credit Agreement or would result from such use of funds; or
     (3) any of the following has occurred on or prior to the Expiration Date:
     (a) there shall have been instituted, threatened, or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the tender offer, that in the reasonable judgment of the Company, either (i) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or (ii) would or might prohibit, prevent, restrict or delay consummation of the tender offer;

     (b) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, threatened, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administration agency or instrumentality that, in the reasonable judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the tender offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;
     (c) the trustee under the indenture governing the Notes shall have objected in any respect to or taken any action that could, in the reasonable judgment of the Company, adversely affect the consummation of the tender offer or the Company’s ability to effect any of the Proposed Amendments to the indenture governing the Notes covered by the tender offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in soliciting the Consents (including the form thereof) or in the making of the tender offer or the acceptance of, or payment for, the Notes and Consents; or
     (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) any significant adverse change in the price of the Notes in the United States or other major securities or financial markets, (iii) a material impairment in the United States trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets (whether or not mandatory), (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.
        The Company, in its sole discretion, may accept tenders even if it does not receive the Requisite Consents. The Company, however, has no obligation to do so. The conditions to the tender offer described in subsections 3(a) through 3(d) above are for the sole benefit of and may be asserted by the Company, in its reasonable discretion, regardless of the circumstances (including any action or inaction by the Company) giving rise to such conditions, or may be waived by the Company, in whole or in part, at any time or from time to time on or prior to the Expiration Date, in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time on or prior to the Expiration Date. Any determination by the Company concerning the events described in this section shall be final and binding upon all persons.
Expiration Date; Extension; Termination; Amendments
        The tender offer and consent solicitation will expire at midnight, New York City time, on June 13, 2006, unless extended by the Company.
        The Company expressly reserves the right to extend the tender offer and consent solicitation on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral notice to the depositary and by making a public announcement by press release prior to 9 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. During any extension of the tender offer and consent solicitation, Notes previously tendered and all related Consents previously delivered pursuant to the tender offer and consent solicitation (and not validly withdrawn) will remain subject to the tender offer and consent solicitation and may, subject to the terms and conditions of the tender offer and consent solicitation, be accepted for purchase by the Company, subject to withdrawal rights of holders of Notes. In the event that the Company extends the Expiration Date, the Company will also pay an amount equal to $0.08 per $1,000 principal amount at maturity of the Notes for each day after June 13, 2006 to and including the Expiration Date, as so extended. For purposes of the tender offer and consent solicitation, the term “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are permitted or obligated by law to be closed.
     To the extent it is legally permitted to do so, the Company expressly reserves the right, in its reasonable discretion, to (1) waive any condition to the tender offer, (2) extend the Expiration Date and retain all Notes tendered and all Consents delivered pursuant to the tender offer and consent solicitation, subject to the withdrawal rights of holders, (3) increase the purchase price in the tender offer and consent solicitation and (4) amend any other term of the tender offer and consent solicitation. Any amendment to the tender offer and consent solicitation will apply to all Notes covered by the tender offer that are tendered and not previously accepted for purchase, regardless of when or in which order such Notes were tendered. If the Company makes a material change in the terms of the tender offer or consent solicitation, the Company will disseminate additional tender offer materials and will extend the tender offer and consent solicitation, in each case, to the extent required by law. In addition, if the Company changes either (a) the principal amount at maturity of the Notes subject to the tender offer or (b) the purchase price of the Notes subject to the tender offer, then the tender offer will be amended to the extent required by law to ensure that the tender offer remains open for at least ten business days after the date that notice of any such change is first published, given or sent to holders of Notes by the Company.
     The Company expressly reserves the right, in its sole discretion, to terminate the tender offer and the consent solicitation if any conditions applicable to the tender offer set out under “—Conditions to the Tender Offer” have not been satisfied or waived by the Company on or prior to the Expiration Date. Any such termination will be followed promptly by a public announcement of the termination and the Company will also promptly inform the depositary of its decision to terminate the tender offer and/or consent solicitation.
     In the event that the tender offer is withdrawn or otherwise not completed, the purchase price will not be paid or become payable to holders who have validly tendered their Notes in connection with the tender offer. In any such event, any Notes previously tendered in the tender offer will be returned to the tendering holder in accordance with Rule 13e-4(f)(5) promulgated under the Exchange Act and the Proposed Amendments with respect to the tender offer, if previously entered into, will terminate and not become operative.

THE PROPOSED AMENDMENTS
     Set forth below are the Proposed Amendments to the indenture for which Consents are being solicited pursuant to the tender offer described herein. Capitalized terms used but not defined below have the meanings assigned to them in the indenture governing the Notes.
     If the Requisite Consents are obtained by the Expiration Date, the Company intends to enter into, and to use its reasonable best efforts to cause the trustee and any other relevant party to enter into, the Supplemental Indenture to effect the Proposed Amendments. The Supplemental Indenture will become effective upon execution, but will provide that the Proposed Amendments with respect to the tender offer will not become operative until the date on which such Notes are accepted for payment. If the tender offer is terminated or withdrawn, or the Notes are not accepted for purchase for any reason, the Supplemental Indenture will not become operative.
     The Proposed Amendments constitute a single proposal and a tendering and/or consenting holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain Proposed Amendments. Pursuant to the terms of the indenture governing the Notes, the Proposed Amendments require the consent of the holders of a majority in aggregate principal amount of Notes then outstanding. As of the date of this Offer to Purchase, the aggregate outstanding principal amount at maturity of the Notes is $640.0 million. If the Requisite Consents are received and the Proposed Amendments become effective with respect to the indenture governing the Notes, the Proposed Amendments will be binding on all non-tendering holders.
     The Proposed Amendments would delete in their entirety Sections 4.07 and 4.08 of the indenture, which provide as follows:
     “Section 4.07 Limitation on Liens.
          The Company shall not, nor shall it permit any of its Restricted Subsidiaries to, create, incur, assume or permit to exist any Lien on any of their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, without effectively providing that the Notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:
     (i) Permitted Liens;
     (ii) Liens on shares of capital stock of Subsidiaries of the Company (and the proceeds thereof) securing obligations under the Principal Credit Facilities;
     (iii) Liens on receivables subject to a Receivable Financing Transaction;
     (iv) Liens arising in connection with industrial development bonds or other industrial development, pollution control or other tax-favored or government-sponsored financing transactions, provided that such Liens do not at any time encumber any property other than the property financed by such transaction and other property, assets or revenues related to the property so financed on which Liens are customarily granted in connection with such transactions (in each case, together with improvements and attachments thereto);
     (v) Liens granted after the Issue Date on any assets or properties of the Company or any of its Restricted Subsidiaries to secure obligations under the Notes;
     (vi) Extensions, renewals and replacements of any Lien described in subsections (i) through (v) above; and
     (vii) Other liens in respect of Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount at any time not exceeding 5% of Consolidated Assets at such time.
     Section 4.08 Limitation on Sale and Lease-Back Transactions.
     The Company shall not, nor shall it permit any of its Restricted Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of the Company or any of its Restricted Subsidiaries (except such transactions (i) entered into prior to the Issue Date, (ii) for the sale and leasing back of any property or asset by the Company or a Restricted Subsidiary of the Company to the Company or any other Restricted Subsidiary of the Company, (iii) involving leases for less than three years or (iv) in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement of full operations of such property or asset) unless:
     (a) the Company or such Restricted Subsidiary would be entitled under Section 4.07 hereof to create, incur, assume or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Value in respect of such transaction without equally and ratably securing the Notes; or
     (b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase, acquisition, construction or refurbishment of assets or to the repayment of Indebtedness of the Company or any of its Restricted Subsidiaries which on the date of original incurrence had a maturity of more than one year.”
     The Proposed Amendments would also make certain other changes to the indenture of a technical or conforming nature, including the deletion of certain definitions and the elimination of certain cross-references.
     The foregoing summary does not purport to be comprehensive or definitive, and is qualified in its entirety by reference to the indenture governing the Notes.
SIGNIFICANT CONSEQUENCES TO NON-TENDERING HOLDERS
     In deciding whether to participate in the tender offer and consent solicitation, each holder should consider carefully, in addition to the other information contained in this Offer to Purchase, the following:
     Limited Trading Market: The Notes are not listed on any securities exchange or reported on a national quotation system. To the knowledge of the Company, the trading volumes for the Notes are generally low. To the extent that Notes are tendered and accepted in the tender offer, the trading market for Notes may become even more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with a greater float. Therefore, the market price for Notes not tendered or tendered but not purchased may be affected adversely to the extent that the number of Notes purchased pursuant to the tender offer reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers. However, there can be no assurance that an active trading market will exist for the Notes following the tender offer. The extent of the public market for the Notes following consummation of the tender offer would depend upon the number of holders of Notes remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms and other factors.
     Effect of the Proposed Amendments: If the Proposed Amendments become operative, the Notes that are not tendered and purchased pursuant to the tender offer will remain outstanding and will be subject to the terms of the indenture pursuant to which such Notes were issued as modified by the Supplemental Indenture. In addition, as a result of the adoption of the Proposed Amendments, material covenants will be eliminated from the indenture governing the Notes and holders of unpurchased Notes will no longer be entitled to the benefits of such covenants and related provisions. The approval of these Proposed Amendments will permit the Company to take other actions that could be materially adverse to the holders and could negatively impact the price at which the outstanding Notes may trade. See “The Proposed Amendments.”
     Redemption or Repurchase of Notes: The Company has the right to redeem all or a portion of the Notes prior to maturity at any time on or after February 20, 2007. Although the Notes that remain outstanding after the tender offer are redeemable by us at our option in accordance with the terms set forth in the indenture governing the Notes, and we reserve the right, in our sole discretion, from time to time to purchase any Notes that remain outstanding after the tender offer through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, we are under no obligation to do so.
     Tax Consequences: See “Certain United States Federal Income Tax Consequences” for a discussion of the certain United States federal income tax matters that should be considered in evaluating the tender offer.

MARKET PRICE INFORMATION
     The Notes are not listed on any national or regional securities exchange or reported on a national quotation system. To the extent that the Notes are traded, prices of the Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. As of May 16, 2006, there was $640.0 million in aggregate principal amount at maturity of Notes outstanding.
     Our common stock is listed on the New York Stock Exchange under the symbol “LEA.” As of April 28, 2006, there were 67,335,409 shares of our common stock outstanding. The high and low sales prices per share of our common stock, as reported on the New York Stock Exchange, and the amount of our dividend declarations for 2006, 2005 and 2004 are shown below:

	Price Range of		Cash
	Common Stock		Dividend
For the Year Ended December 31, 2006:	High	Low	per Share
2nd Quarter (through May 15, 2006)	$28.00	$16.24	—
1st Quarter	$29.73	$16.01	$0.25

	Price Range of		Cash
	Common Stock		Dividend
For the Year Ended December 31, 2005:	High	Low	per Share
4th Quarter	$33.50	$27.09	$0.25
3rd Quarter	$42.77	$32.43	$0.25
2nd Quarter	$44.29	$33.89	$0.25
1st Quarter	$60.05	$43.96	$0.25

	Price Range of		Cash
	Common Stock		Dividend
For the Year Ended December 31, 2004:	High	Low	per Share
4th Quarter	$61.26	$49.73	$0.20
3rd Quarter	$58.24	$52.08	$0.20
2nd Quarter	$65.90	$54.60	$0.20
1st Quarter	$68.88	$58.15	$0.20
     We did not pay cash dividends prior to January 9, 2004. On March 29, 2006, the Company’s quarterly cash dividend program was suspended indefinitely. The payment of future cash dividends is dependent upon our financial condition, results of operations, capital requirements, alternative uses of capital and other factors.
     We urge you to obtain more current market price information for our common stock during the tender offer period.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following discussion summarizes certain United States federal income tax consequences that may be applicable to a beneficial owner who is a “U.S. Holder” or “Non-U.S. Holder” (as defined below), resulting from the sale of the Notes pursuant to the tender offer and the consent solicitation described herein. It is provided for general informational purposes only and is not tax advice. It is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings, and judicial decisions, all as in effect on the date of this tender offer, and all of which are subject to change, possibly with retroactive effect, which could adversely affect a holder of a Note. The Company has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will agree with such statements and conclusions or if the IRS were to challenge such statements or conclusions such challenge would not be sustained by a court. The discussion assumes that the Notes are held as “capital assets” within the meaning of section 1221 of the Code. The discussion does not address all of the federal income tax consequences that may be relevant to you in light of your particular tax situation or to certain classes of holders subject to special treatment under the federal income tax laws (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, partnerships (and other flow through entities for federal tax purposes), expatriates, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Notes as a position in a “straddle” or as part of a “hedging” or “conversion” transaction, or persons that have a functional currency other than the United States dollar). This discussion also does not address the tax treatment of any person whose principal purposes for engaging in the transactions discussed herein is the avoidance or evasion of U.S. federal taxes.
     If a partnership or other entity taxable as a partnership holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the Notes are urged to consult their tax advisors.
     THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE OFFER, INCLUDING THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES AND POTENTIAL CHANGES IN THE TAX LAWS.
     As used herein, a “U.S. Holder” means a beneficial owner of Notes that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of Notes that is not a U.S. Holder or a partnership or other entity taxable as a partnership for U.S. federal income tax purposes.
Treatment of Tendering U.S. Holders
     Sale of Notes Pursuant to the Tender Offer. Your receipt of cash in exchange for Notes pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes. Subject to the market discount rules described below, you will generally recognize capital gain or loss on the sale of a Note in an amount equal to the difference between the amount of cash received for the Note and your “adjusted tax basis” in the Note at the time of the sale. The capital gain or loss will be long-term if you held the Note for more than one year at the time of the sale. Long-term capital gains of noncorporate holders are generally taxable at a maximum rate of 15%. Capital gains of corporate holders are generally taxable at the regular tax rates applicable to corporations. Your ability to deduct capital losses may be limited.
     Generally, your adjusted tax basis for a Note will be equal to the amount paid for the Note, increased by the amount of the Original Issue Discount (“OID”) and, if the election described below has been made, market discount previously included in your income and decreased by any acquisition premium in respect of the Note which has been previously taken into account as an offset to OID income. OID generally is the excess of the stated redemption price at maturity of a Note over its issue price and a ratable daily portion thereof must be included in income by a holder on a constant yield basis.
     An exception to the capital gain treatment described above may apply if you purchased a Note at a “market discount.” If you acquired a Note at a cost that is less than its revised issue price (i.e., the sum of the issue price of the Note increased by the amount of OID previously included in the income of any holder of the Note), the amount of such difference is treated as market discount for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the revised issue price multiplied by the number of complete years to maturity from the date of acquisition. In general, any gain realized by you on the sale of a Note having market discount will be treated as ordinary income to the extent of the market discount that you have accrued (on a straight line basis or, at your election, on a constant yield basis), unless you have elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gain rules described above.
     It is possible that the IRS will take the position that a portion of the cash received by a U.S. Holder for its Notes should be treated as separate consideration for consenting to the Proposed Amendments, in which case such portion would be taxed as ordinary income (rather than as capital gain, discussed above). Holders are encouraged to consult their own tax advisors in this regard.
     Information Reporting and Backup Withholding. Payments made to you pursuant to the tender offer may be subject to information reporting and backup withholding tax. Payments to certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to you will be subject to information reporting and backup withholding tax if you:
•	fail to furnish your taxpayer identification number (“TIN”), which, if you are an individual, is ordinarily your social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.
     The amount of any reportable payments made to you (except if you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the IRS for each calendar year.
     To prevent backup withholding, you should complete a Substitute Form W-9 certifying under penalties of perjury that you are a U.S. Person, that the TIN provided on such form is correct and that payments to you are not subject to backup withholding. The backup withholding tax is not an additional tax, and you may use amounts withheld as a credit against your U.S. federal income tax liability or may claim a refund provided that the required information is furnished to the IRS in a timely manner.
Treatment of Tendering Non-U.S. Holders
     Sales of Notes Pursuant to the Tender Offer. You will generally not be subject to U.S. federal income tax or withholding tax (other than backup withholding under certain circumstances, as discussed below) on gain recognized on the sale of a Note pursuant to this Offer to Purchase. However, you may be subject to U.S. federal income tax on such gain if (i) the gain is effectively connected with your conduct of a U.S. trade or business (and attributable to a permanent establishment or fixed base in the United States under an applicable treaty), or (ii) you are an individual who was present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. A Non-U.S. Holder described in clause (ii) may have to pay a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.
     If gain from the sale of the Notes pursuant to this Offer to Purchase is effectively connected with your conduct of a U.S. trade or business and, if an income tax treaty applies, you maintain a U.S. “permanent establishment” or fixed base to which the gain is generally attributable, you generally will be subject to U.S. federal income tax on the gain on a net income basis in the same manner as if you were a U.S. Holder. A foreign corporation that is a holder of a Note also may be subject to a “branch profits tax” equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, such gain will be included in earnings and profits if the gain is effectively connected with the conduct by the foreign corporation of a U.S. trade or business.
     It is possible that the IRS will take the position that a portion of the cash received by a Non-U.S. Holder for its Notes should be treated as separate consideration for consenting to the Proposed Amendments. The Company does not intend to take this position and, therefore, does not intend to withhold U.S. federal income tax on any such portion of the cash that may be treated as separate consideration for consenting to the Proposed Amendments. In the event that the IRS takes a different position, Non-U.S. Holders should consult their tax advisors about their ability to claim an exemption or reduced rate of taxation under an applicable income tax treaty.
     Information Reporting and Backup Withholding. If you receive cash for Notes pursuant to the tender offer through a U.S. broker (including certain brokers owned or controlled by persons or engaged in a U.S. trade or business), the payment by the broker to you may be subject to information reporting and backup withholding. Generally you will not be subject to information reporting or backup withholding, however, if you certify your nonresident status. In general, you may claim an exemption from backup withholding by filing IRS Form W-8BEN. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.
Treatment of Non-Tendering U.S. Holders And Non-U.S. Holders
     If the Proposed Amendments do not become effective and you do not tender your Notes, you will not realize gain or loss for U.S. federal income tax purposes. If the Proposed Amendments become effective, the tax treatment to you if you do not tender your Notes will depend upon whether the modification to the Notes results in a deemed exchange of such Notes for United States federal income tax purposes. Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an old debt instrument for a new debt instrument if such modification is “significant” within the meaning of the Treasury Regulations promulgated under Section 1001 of the Code. A modification is “significant” if, based on all the facts and circumstances and considering all modifications collectively, all of the legal rights and obligations that are altered and the degree to which they are altered are economically significant. The Treasury Regulations provide that a modification that adds, deletes, or alters customary accounting or financial covenants is not a “signification modification.” The Treasury Regulations do not, however, define “customary accounting or financial covenants.” Although there is no direct authority on the issue, the Company does not believe that the adoption of the Proposed Amendments constitutes a “significant modification” to the terms of the Notes. In such case, if you do not tender your Notes pursuant to the tender offer, you should not recognize any gain or loss even if the Proposed Amendments were to become effective, and you will have the same adjusted tax basis, holding period, OID and, if any, accrued market discount in the Notes after the adoption of the amendments that you had in the Notes immediately before such adoption.
     The law is unclear, however, and the IRS could assert that the modifications to the terms of the Notes are significant, and that those modifications result in a deemed exchange of the Notes for United States federal income tax purposes. If this assertion were successful, the Company believes that you would generally not recognize any gain or loss on such a deemed exchange, as the exchange would likely be treated as a tax-free recapitalization. If, however, the exchange were not treated as a tax-free recapitalization, the entire amount of a non-tendering U.S. Holder’s realized gain or loss would generally be recognized. All or a portion of such gain may be treated as ordinary income under the market discount rules described above. In addition, the difference between the deemed issue price of the modified notes and their stated redemption price at maturity would be treated as OID.
     In the event of deemed exchange treatment, either as a tax-free recapitalization or as a taxable exchange, the issue price of the modified notes would generally be equal to their imputed principal amount, which is the present value of all remaining payments to be made on the Notes discounted using the applicable federal rate; however, in certain circumstances the IRS may assert that the fair market value of the modified Notes at the time of the deemed exchange will be their issue price. A non-tendering Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized, except as described above under “—Treatment of Tendering Non-U.S. Holders—Sales of Notes Pursuant to the Tender Offer.” Non-tendering U.S. Holders and Non-U.S. Holders are urged to consult their tax advisors regarding the United States federal income tax treatment of the adoption of the Proposed Amendments and the resulting tax consequences to them.

DEALER MANAGER AND SOLICITATION AGENT
     The Company has engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as dealer manager and solicitation agent in connection with the tender offer and consent solicitation. Merrill Lynch, Pierce, Fenner & Smith Incorporated will be paid customary fees for its services and will be reimbursed for reasonable costs and expenses. The Company has agreed to indemnify the dealer manager against certain liabilities in connection with the tender offer, including liabilities under the federal securities laws, and will contribute to payments the dealer manager may be required to make in respect thereof. Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates have performed investment banking, commercial banking and advisory services for the Company from time to time. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, from time to time in the future, engage in transactions with and perform services for the Company in the ordinary course of its business. Merrill Lynch, Pierce, Fenner & Smith Incorporated may make a market in securities of the Company.
INFORMATION AGENT AND DEPOSITARY
     Global Bondholder Services Corporation is serving as information agent in connection with the tender offer. The information agent will assist with the mailing of this Offer to Purchase and related materials to holders of Notes, respond to inquiries of and provide information to holders of Notes in connection with the tender offer or consent solicitation and provide other similar advisory services as the Company may request from time to time. Requests for additional copies of this Offer to Purchase and any other required documents (collectively, the “Offering Materials”) should be directed to the information agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Global Bondholder Services Corporation has been appointed as depositary for the tender offer.
FEES AND EXPENSES
     In addition to the fees and out-of-pocket expenses payable to the dealer manager and the solicitation agent, the Company will pay the depositary and the information agent reasonable and customary fees for its services (and will reimburse it for its reasonable out-of-pocket expenses in connection therewith) and will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in connection with forwarding copies of the Offer to Purchase, Consent and Letter of Transmittal and related documents to the beneficial owners of the Notes. In addition, the Company will indemnify the depositary and the information agent against certain liabilities in connection with their services, including liabilities under the federal securities laws.
     The Company will pay all transfer taxes, if any, with respect to the Notes. If, however, Notes for principal amounts not accepted for tender are to be delivered to, or are to be registered or issued in the name of, any person other than the holder of the Notes, or if tendered Notes are to be registered in the name of any person other than the person electronically transmitting acceptance through ATOP, or if a transfer tax is imposed for any reason other than the purchase of Notes pursuant to the tender offer, then the amount of any such transfer tax (whether imposed on the holder of Notes or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted, then the amount of such transfer tax will be deducted from the purchase price otherwise payable to such tendering holder. Any remaining amount will be billed directly to such tendering holder.

AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE
     The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference section maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information regarding the public reference rooms and its copy charges. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.
     The Company’s website address is http://www.lear.com. The Company makes available on its website, free of charge, the periodic reports that it files with or furnishes to the SEC, as well as all amendments to these reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Other than the documents specifically incorporated by reference in this Offer to Purchase, the information on the Company’s website is not a part of this Offer to Purchase. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
     The following reports and other documents shall be deemed to be incorporated by reference in and made a part of this Offer to Purchase, other than any portions of the respective filings that are furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed:
•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders as filed with the SEC on March 27, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended April 1, 2006;

•	Current Reports on Form 8-K and 8-K/A, as filed with the SEC on January 11, 2006, January 12, 2006, January 25, 2006, February 24, 2006, March 8, 2006, March 24, 2006, March 29, 2006, April 11, 2006, April 25, 2006, April 26, 2006 and May 15, 2006; and

•	Any future filings which the Company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the Expiration Date.
     The Company will make available free of charge, upon request, copies of any document incorporated by reference in this Offer to Purchase, other than exhibits to those documents that are not specifically incorporated by reference into those documents, by writing or telephoning Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48034, Attention: Investor Relations, telephone (248) 447-1500.
     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein (or in any subsequently filed document which is also incorporated or deemed incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

     Statements made in this Offer to Purchase as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to a document incorporated by reference herein, reference is hereby made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.
     Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference section of the SEC described above as well as through the SEC’s web site at http://www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions identify these forward-looking statements. All statements contained or incorporated in this Offer to Purchase that address operating performance, events or developments that we expect or anticipate may occur in the future, including statements related to business opportunities, awarded sales contracts, sales backlog and net income per share growth or statements expressing views about future operating results, are forward-looking statements. Important factors, risks and uncertainties that may cause actual results to differ from those expressed in our forward-looking statements include, but are not limited to:
•	general economic conditions in the markets in which we operate, including changes in interest rates;

•	fluctuations in the production of vehicles for which we are a supplier;

•	labor disputes involving us or our significant customers or suppliers or that otherwise affect us;

•	our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;

•	the outcome of customer productivity negotiations;

•	the impact and timing of program launch costs;

•	the costs and timing of facility closures, business realignment or similar actions;

•	increases in our warranty or product liability costs;

•	risks associated with conducting business in foreign countries;

•	competitive conditions impacting our key customers and suppliers;

•	raw material costs and availability;

•	our ability to mitigate the significant impact of recent increases in raw material, energy and commodity costs;

•	the outcome of legal or regulatory proceedings to which we are or may become a party;

•	unanticipated changes in cash flow, including our ability to align our vendor payment terms with those of our customers;

•	the finalization of our restructuring strategy;

•	the outcome of various strategic alternatives being evaluated with respect to our interior segment; and

•	other risks described from time to time in our other SEC filings.
     Finally, our agreement in principle to contribute our European interior business to a joint venture with WL Ross & Co. LLC is subject to the negotiation and execution of a definitive agreement and other conditions. No assurances can be given that the proposed transaction will be completed on the terms contemplated or at all.
     The forward-looking statements in this Offer to Purchase are made as of the date hereof, and we do not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date hereof. Any forward-looking statements, whether made in this Offer to Purchase or elsewhere, should be considered in context with the risk factors included or incorporated by reference in this Offer to Purchase and the various disclosures made by us about our business in our various public reports incorporated herein by reference.
MISCELLANEOUS
     Other than with respect to the depositary, the information agent, the solicitation agent and the dealer manager, neither the Company nor any of its affiliates has engaged, or made any arrangements for, and has no contract, arrangement or understanding with, any broker, dealer, agent or other person regarding the purchase of Notes hereunder, and no person has been authorized by the Company or any of its affiliates to provide any information or to make any representations in connection with the tender offer, other than those expressly set forth in this Offer to Purchase, and, if so provided or made, such other information or representations must not be relied upon as having been authorized by the Company or any of its affiliates. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information set forth herein is correct as of any time after the date hereof.
     From time to time after ten business days following the termination of the tender offer, the Company or its affiliates may acquire Notes, if any, that remain outstanding, whether or not the tender offer is consummated, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the tender offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may pursue.
     No dealer, salesperson or other person is authorized to give any information or to make any representations with respect to the matters described in the Offering Materials (which include any materials appended thereto) other than those contained therein or in the documents incorporated by reference therein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the dealer manager, the solicitation agent, the depositary or the information agent. The delivery of this Offer to Purchase and the Consent and

Letter of Transmittal (which include any materials appended thereto) shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date thereof, or that the information therein is correct as of any time after the date thereof.
     Requests for assistance in completing and delivering the Consent and Letter of Transmittal and requests for additional copies of this Offer to Purchase, the accompanying Consent and Letter of Transmittal and other related documents should be directed to the information agent.

The depositary and information agent for the tender offer and consent solicitation is:
Global Bondholders Services Corporation
By Registered or Certified Mail, Hand or by Overnight Courier:
Global Bondholders Services Corporation
65 Broadway, Suite 723
New York, New York 10006
Attention: Corporate Actions

Facsimile Transmission Number:	Confirm by Telephone:
(212) 430-3775	(866) 857-2200
(212) 430-3774
     Any questions or requests for assistance or additional copies of this Offer to Purchase or the Consent and Letter of Transmittal may be directed to the dealer manager at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer and consent solicitation.
The dealer manager and the solicitation agent for the tender offer and consent solicitation is:
Merrill Lynch & Co.
Attn: Liability Management Group
World Financial Center
North Tower
New York, New York 10080
Toll Free: (888) 654-8637
Or Call: (212) 449-4914 (collect)